FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on January 29, 2020

DIRECTOR CHANGES, APPOINTMENT OF DEPUTY CHAIR AND SENIOR INDEPENDENT DIRECTOR AND BOARD COMMITTEE CHANGES

Royal Dutch Shell plc (the “Company”) announces the following:

DIRECTOR CHANGE

Linda Stuntz, Non-executive Director, and Gerard Kleisterlee, Deputy Chair and Senior Independent Director, will not stand for re-election as Directors of the Company at the 2020 Annual General Meeting (AGM), having served as Directors for nine years.

Company Chair, Chad Holliday, said “Linda and Gerard have each proven themselves to be outstanding Directors, leaving legacies of which they should respectively be proud. The Board is deeply grateful for their many years of dedicated commitment and service and wish both all the best.”

DEPUTY CHAIR AND SENIOR INDEPENDENT DIRECTOR

Euleen Goh, a Non-executive Director, has been appointed Deputy Chair and Senior Independent Director with effect from May 20, 2020. Ms Goh succeeds Mr Kleisterlee in this role.

REMUNERATION COMMITTEE

Neil Carson, a Non-executive Director, has been appointed as Chair of the Remuneration Committee with effect from May 20, 2020. Mr Carson succeeds Mr Kleisterlee in this role.

The appointments referenced above are subject to the respective Directors’ re-appointments at the 2020 AGM.

January 29, 2020

Linda M. Coulter

Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name: A Clarke Title: Deputy Company Secretary

Date: January 29, 2020